

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

December 7, 2007

Mr. John Lackland
Chief Financial Officer
Power Efficiency Corporation
3960 Howard Hughes Pkwy, Ste 460
Las Vegas, NV 89169

> RE: **Power Efficiency Corporation**
> **Form 10-KSB for the year ended December 31, 2006**
> **Form 10-QSB as of June 30, 2007**
> **File No. 0-31805**

Dear Mr. Lackland :

We have reviewed your letter dated on November 12, 2007 and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Product Warranties, page 33

1.   Please refer to prior comment 6. We note from your response that you have not
        been able to establish an accurate warranty accrual based on historical
        information. In your response, you refer to SAB Topic 13.A.3(c), including the
        Interpretive Response to Question 1. It appears based on your response that you
        have concluded that the warranty obligation is inconsequential or perfunctory.
        However, you continue to state that you have not been able to establish an
        accurate warranty accrual rate based on your historical information. Please note
        the guidance in the Interpretive Responses to Questions 1 and 2 of SAB Topic
        13.A.3(c), which states that in order to determine a remaining obligation is
        inconsequential or perfunctory, the seller should have a demonstrated history of
        reliably estimating its costs. Please address the following:

        •   Explain to us how you concluded that the warranty obligation is
            inconsequential or perfunctory, giving consideration to the guidance in
            Interpretive Response to Question 2 of SAB Topic 13.A.3(c).

        •   With respect to estimating the amount of warranty expense, please consider
            the guidance in paragraph 25 of SFAS 5, which permits reference to the
            experience of other enterprises in the same business in establishing the
            estimated warranty expense.

Note 11 – Warrants, page 38

2.   Please refer to prior comment 9. We note from your response that fair value of
        warrants issued in connection with your November 2006 debt issuance was
        expensed to interest expense. It is unclear as to why the entire fair value of the
        warrants was charged to interest expense in your 2006 financial statements. Tell
        us why you did not record the debt at a discount and amortize that discount over
        the term of the debt agreement. Explain how your accounting complies with
        paragraph 16 of APB 14 and paragraph 16 of APB 12.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your responses to our comments.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact, Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

Sincerely,

Kevin L. Vaughn
Branch Chief